EXHIBIT 12.01

STATEMENT OF COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

Our earnings were insufficient to cover fixed charges for the six months ended June 30, 2007 and in each of the years in the five-year period ended December 31, 2006. Additional earnings of $0.9 million were necessary to provide a one-to-one coverage ratio for the six months ended June 30, 2007. Additional earnings of $8.7 million, $10.8 million, $15.8 million, $20.3 million and $16.1 million were necessary to provide a one-to-one coverage ratio for the years ended December 31, 2006, 2005, 2004, 2003 and 2002, respectively. For the purpose of these calculations, "earnings" consist of income (loss) from continuing operations before income taxes, extraordinary items, cumulative effect of accounting changes, equity in net losses of affiliates plus fixed charges. "Fixed charges" consist of interest expense incurred and the portion of rental expense deemed by us to be representative of the interest factor of rental payments under leases.

	Six Months Ended June 30,	Year ended December 31,
	2007	2006	2005	2004	2003	2002

Loss from continuing operations	$(923)	$(8,685)	$(10,842)	$(15,793)	$(20,322)	$(16,080)

Fixed charges (see below)	316	659	507	562	610	631

Loss as defined	(607)	(8,026)	(10,335)	(15,231)	(19,712)	(15,449)

Fixed charges:
Interest expense	-	-	13	15	15	3

Estimated interest within rental expense	316	659	494	547	595	628
	316	659	507	562	610	631

Deficiency of earnings available to cover fixed charges	$(923)	(8,685)	(10,842)	(15,793)	(20,322)	(16,080)

Ratio of earnings to fixed charges	-	-	-	-	-	-